Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Software, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-161471 on Form S-8 and No. 333-160559 on Form S-8) of American Software, Inc. of our reports dated July 14, 2010, with respect to the consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2010, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of April 30, 2010, which reports appear in the April 30, 2010, annual report on Form 10-K of American Software, Inc.

/s/ KPMG LLP

Atlanta, Georgia

July 14, 2010